UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29485 / October 25, 2010

In the Matter of

ELFUN TRUSTS
ELFUN INTERNATIONAL EQUITY FUND
ELFUN DIVERSIFIED FUND
ELFUN TAX-EXEMPT INCOME FUND
ELFUN INCOME FUND
ELFUN MONEY MARKET FUND
GENERAL ELECTRIC S&S PROGRAM MUTUAL FUND
GENERAL ELECTRIC S&S INCOME FUND
GE ASSET MANAGEMENT INCORPORATED

c/o GE Asset Management Incorporated
3001 Summer Street
Stamford, Connecticut 06905

(813-00373)

ORDER UNDER SECTION 6(b) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 15(a) AND 15(c) OF THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Elfun Trusts, Elfun International Equity Fund, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Money Market Fund, General Electric S&S Program Mutual Fund, General Electric S&S Income Fund, and GE Asset Management Incorporated filed an application on July 9, 2008, and amendments to the application on January 20, 2009, January 28, 2009, August 20, 2010, and October 18, 2010, requesting an order under section 6(b) of the Investment Company Act of 1940 (the "Act") exempting applicants from sections 15(a) and 15(c) of the Act. The order would permit certain employees' securities companies to enter into and materially amend subadvisory agreements without shareholder approval, and subject to the approval of a

board of trustees all the members of which are “interested persons” within the meaning of section 2(a)(19) of the Act, and would also grant relief from certain disclosure requirements.

On September 27, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29441). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(b) of the Act, that the relief requested by Elfun Trusts, *et al.*, (File No. 813-00373), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary